MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

MDS Inc.
2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario
L4W 4X7

Item 2 – Date of Material Change

September 2, 2009

Item 3 – News Release

Two news releases were issued through Canada Newswire on September 2, 2009.

Item 4 – Summary of Material Change

On September 2, 2009, MDS Inc. (“MDS” or the “Company”) announced that it had entered into an agreement (the “Sale Agreement”) to sell (the “Sale”) its Analytical Technologies business (the “AT Business”) to DH Technologies Development Pte Ltd. (the “Buyer”), an indirect wholly-owned subsidiary of Danaher Corporation (“Danaher”), for $650 million in cash, subject to adjustments, and that it currently intends to return approximately $400 million to $450 million of the sale proceeds to its shareholders (“Shareholders”).  The completion of the Sale is subject to approval by Shareholders, regulatory approval and other closing conditions. Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies Instruments mass spectrometry joint-venture partnership held by Life Technologies Corporation (“Life Technologies”). Completion of each transaction is conditioned on the closing of the other transaction prior to, contemporaneously with or immediately after the closing of the other.

On September 2, 2009, MDS also announced that it is actively seeking buyers for its  MDS Pharma Services business.  Upon completion of these transactions, the Company will be focused solely on its MDS Nordion business.  These decisions follow a comprehensive strategic review by a special committee of independent directors of MDS working with management and financial and legal advisors.

The MDS board of directors (the “Board”) believes the actions announced are in the best interests of the Company and the Shareholders and unanimously recommends that the Shareholders vote for the approval of the resolution approving the Sale (the “Sale Resolution”).

In addition, MDS announced by separate news release that ValueAct Capital Master Fund L.P. (“ValueAct Capital”) and Enterprise Capital Management Inc. (“Enterprise Capital”), who collectively own, manage or control approximately 23% of the outstanding common shares of the Company (the “Common Shares”), have each entered into an agreement with the Buyer pursuant to which they agreed to vote the Common Shares which they own, manage or control in favour of the Sale.  These agreements are subject to the ability of these Shareholders to change their vote if the Board changes its recommendation with respect to the Sale Resolution.

All dollar amounts in this report refer to U.S. dollars.

Item 5 – Full Description of Material Change

On September 2, 2009, MDS announced that it entered into an agreement to sell the AT Business to Buyer, an indirect wholly-owned subsidiary of Danaher, for $650 million in cash, subject to adjustments, and that it currently intends to return approximately $400 million to $450 million of the Sale proceeds to the Shareholders.  The completion of the Sale is subject to approval by Shareholders, regulatory approval and other closing conditions.   Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies Instruments mass spectrometry joint-venture partnership held by Life Technologies. Completion of each transaction is conditioned on the closing of the other transaction prior to, contemporaneously with or immediately after the closing of the other.

On September 2, 2009, MDS also announced that it is actively seeking buyers for its MDS Pharma Services business.  Upon completion of these transactions, the Company will be focused solely on its MDS Nordion business.  These decisions follow a comprehensive strategic review by a special committee of independent directors of MDS working with management and financial and legal advisors.

Board Recommendation

The Board believes the actions announced are in the best interest of the Company and the Shareholders and unanimously recommends that Shareholders vote for the approval of the Sale Resolution.

Shareholder Support

In addition, MDS announced by separate news release that ValueAct Capital and Enterprise Capital, who collectively own, manage or control approximately 23% of the Company’s outstanding Common Shares, have each entered into an agreement with the Buyer pursuant to which they agreed to vote the Common Shares which they own, manage or control in favour of the Sale.  These agreements are subject to the ability of these Shareholders to change their vote if the Board changes its recommendation with respect to the Sale.

Special Meeting of Shareholders

MDS has called a special meeting of Shareholders (the “Meeting”) to be held on October 20, 2009 to obtain approval of the Sale Resolution. The Sale Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by Shareholders at the Meeting in person or by proxy.  MDS anticipates that a management proxy circular (the “MDS Circular”) for the Meeting will be mailed to Shareholders later this month.  Assuming all conditions precedent to the Sale are satisfied or waived, the Sale is expected to close in the fourth calendar quarter of 2009.

Fairness Opinions

Goldman, Sachs & Co. has provided an opinion to the Board dated September 2, 2009 to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken as set forth in the opinion, the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Company.

In addition, Blair Franklin Capital Partners Inc. has provided an opinion to the Special Committee and the Board dated September 2, 2009 to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken as set forth in the opinion, the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement (taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement) was fair, from a financial point of view, to the Shareholders.

The full text of these opinions which set forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection therewith will be set forth in the MDS Circular.

Proceeds from the Sale

Upon completion of the Sale, MDS currently intends to return approximately $400 million to $450 million of the sale proceeds to Shareholders by way of a share buyback through a substantial issuer bid. The Company currently intends to initiate a substantial issuer bid within 30 days following completion of the Sale.  In addition, the Company intends to repurchase all outstanding senior unsecured notes (principal amount of $221 million as of July 31, 2009) at par, plus accrued interest of approximately $5 million, together with an associated make-whole or early payment cost of approximately $25 million as required under their terms.  MDS expects to use the balance of the Sale proceeds, together with existing cash on hand, to pay transaction and restructuring costs associated with the Sale in the range of $45 million to $55 million and to fund ongoing operations of the remaining business.

           MDS Pharma Services

MDS also announced that it is actively seeking a buyer for its MDS Pharma Services business, which is focused on Early Stage operations (Discovery through Phase IIa). A sale of the MDS Pharma Services business is expected to provide opportunities to build market leadership and to position the business to better serve global customers in an increasingly competitive contract research market.  As previously announced on June 1, 2009, MDS continues to seek a buyer for its Central Labs business.  Subsequent to the completion of a sale of the MDS Pharma Services business, the Company anticipates that it would distribute a portion of the sale proceeds to Shareholders. There can be no assurance that MDS will complete a transaction involving MDS Pharma Services and/or Central Labs. If MDS determines that there is not an acceptable transaction for MDS Pharma Services and Central Labs, it intends to retain and invest in building the business in the markets that they serve.

MDS Nordion

As a stand-alone business, MDS Nordion will continue to focus on building its core strengths and leadership position in providing medical isotopes for molecular imaging, radiotherapeutics and sterilization technologies. Despite the current shutdown of Atomic Energy of Canada Limited’s National Research Universal reactor, MDS Nordion continues to deliver positive adjusted EBITDA and cash flow from sterilization technologies and radiopharmaceuticals. MDS Nordion’s goal is to remain an innovative market leader delivering strong financial performance.  Assuming completion of the sale of the AT Business and MDS Pharma Services including the Central Labs business, MDS intends to remain as a publicly traded entity consisting solely of the MDS Nordion business. The Company will continue to review its operational requirements and intends to take appropriate action to reflect the size and nature of MDS following the completion of these transactions.

           Sale Agreement

The following is a summary of certain material terms of the Sale Agreement but does not purport to describe all of the terms of the Sale Agreement.   The following summary is qualified in its entirety by reference to the copy of the Sale Agreement. A copy of the Sale Agreement is available at www.sedar.com and www.sec.gov/edgar.html.

Restrictions on Solicitations of Other Offers

The Company has agreed not to: (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that could reasonably be expected to lead to, an acquisition proposal (as defined in the Sale Agreement); or (ii) enter into, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any individual or entity (or any representative thereof) any non-public information with respect to any acquisition proposal.

The Company must cease any discussion, negotiation, solicitation, or activity with any parties other than the Buyer, with respect to any potential acquisition proposal, and in connection therewith, discontinue access by any party other than Buyer to all data rooms with respect to the AT Business or any acquisition proposal, and request the return or destruction of information regarding the Company and its subsidiaries and joint ventures previously provided to such party.

Notwithstanding these restrictions, at any time prior to the approval of the Sale Resolution by Shareholders, in response to a bona fide written unsolicited acquisition proposal obtained that did not result from a breach of the Sale Agreement, the Company may: (i) provide access to non-public information with respect to the Company and its subsidiaries and its joint ventures involved in the AT Business for a ten-day period (the “Diligence Period”) pursuant to a confidentiality and standstill agreement containing provisions that are at least as restrictive with respect to the party as those contained in the Company’s confidentiality agreement with Danaher; and (ii) participate in discussions or negotiations with the individual or entity making such acquisition proposal (and its representatives) regarding such acquisition proposal.

However, the Company can take these actions only if: (i) the Board determines in good faith, after consultation with its financial and outside legal advisors, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined in the Sale Agreement); (ii) the Board determines in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties under applicable law; and (iii) unless on or before the seventh (7th) day following the end of the Diligence Period the Board determines that such acquisition proposal constitutes a superior proposal, the Company must cease all discussions with the relevant individual or entity regarding any potential acquisition proposal.

Recommendation Withdrawal/Termination in Connection with a Superior Proposal

The Sale Agreement requires the Company to take all action necessary to convene and hold the Meeting to approve the Sale. In this regard, the Board has unanimously resolved to recommend that Shareholders vote for the Sale Resolution.

The Company has agreed that the Board may not, except under certain circumstances set forth below: (i) withdraw or modify in a manner adverse to Buyer, or propose publicly to withdraw or modify in a manner adverse to Buyer, the recommendation or declaration of advisability by the Board of the transactions contemplated by the Sale Agreement, or recommend, or propose publicly to recommend, the approval or adoption of any acquisition proposal, or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”); (ii) adopt or approve any acquisition proposal, or publicly propose the approval or adoption of any acquisition proposal, or resolve or agree to take any such action; or (iii) cause or permit the Company to enter into any acquisition agreement (as defined in the Sale Agreement) constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal, or resolve or agree to take any such action.

The Board may effect an Adverse Recommendation Change if, prior to the approval of the Sale Resolution by the Shareholders, in response to a superior proposal, the Board determines in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the exercise of its fiduciary duties under applicable law, and the following conditions are met: (i) the Board has provided prior written notice to Buyer that the Board is prepared to effect an Adverse Recommendation Change in response to a superior proposal, which notice attaches the most current version of any written agreement or proposal relating to the transaction that constitutes such superior proposal; and (ii) Buyer does not make, within four (4) business days after the receipt of the notice regarding the intention of the Board to effect an Adverse Recommendation Change, a proposal that would, in the reasonable good faith judgment of the Board (after consultation with its financial and outside legal advisors), cause the acquisition proposal to no longer constitute a superior proposal.

The Company has agreed that, during the four (4) business day period prior to the Board effecting an Adverse Recommendation Change, the Company will negotiate in good faith with Buyer regarding any revisions to the terms of the transaction contemplated by the Sale Agreement proposed by Buyer such that the acquisition proposal no longer constitutes a superior proposal. Each successive modification to any material term of any acquisition proposal will require a new notice and will cause the four business day negotiation period described above to recommence.

The Company has agreed that the Company will hold the Meeting regardless of whether the Board determines at any time that the Sale Agreement is no longer advisable or recommends that the Shareholders reject the Sale Resolution or any other Adverse Recommendation Change has occurred at any time.

Conditions to the Completion of the Sale

The obligations of the Company and Buyer to consummate the Sale are subject to the satisfaction or, to the extent permissible, waiver of the following conditions on or prior to the date of closing of the Sale:

•           no injunction, judgment, restraining order, ruling, charge or decree of any nature of any governmental authority of competent jurisdiction is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by the Sale Agreement;

•           required antitrust approvals are obtained, waived or made, as applicable, and the respective waiting periods required in connection with those approvals have expired or been terminated;

•           the Sale Agreement has been approved by Shareholders at the Meeting; and

•           the closing of Danaher’s purchase of mass spectrometry and related assets from Life Technologies taking place prior to, contemporaneously with or immediately after the closing of the Sale.

In addition, Buyer’s obligation to complete the Sale is subject to the satisfaction or waiver of the following conditions at or prior to the date of closing of the Sale:

•           the accuracy of the Company’s representations and warranties;

•           the Company has performed or complied with in all material respects all agreements and covenants required by the Sale Agreement to be performed or complied with by the Company at or prior to closing;

•           prior to or at the closing of the Sale, the Company will have delivered to Buyer a certificate dated the date of closing, to the effect that the preceding two conditions to Buyer’s obligation to close the Sale have been satisfied;

•           there is no action pending in which any governmental authority is a party wherein an unfavorable injunction, judgment, restraining order, ruling, charge or decree of any nature would reasonably be expected to, (i) prohibit, enjoin or prevent consummation of any of the transactions contemplated by the Sale Agreement, (ii) cause any of the transactions contemplated by the Sale Agreement to be rescinded following consummation, or (iii) affect materially adversely the right of Buyer to own the assets purchased in the Sale or to operate the AT Business;

•           the Company has released employees of the AT Business from any confidentiality and non-competition agreements and non-solicitation covenants with the Company to the extent that such agreements or covenants relate to the AT Business;

•           since the date of the Sale Agreement, no Material Adverse Effect (as defined in the Sale Agreement) has occurred; and

•           Buyer has received all of the items required to be delivered by the Company at closing under the Sale Agreement.

In addition, the Company’s obligation to complete the Sale is subject to the satisfaction or waiver of the following conditions at or prior to the date of closing of the Sale:

•           the accuracy of Buyer’s representations and warranties;

•           Buyer has performed or complied with in all material respects all agreements and covenants required by the Sale Agreement to be performed or complied with by it at or prior to closing;

•           prior to or at the closing, Buyer has delivered to the Company a certificate, dated the date of closing, to the effect that the preceding two conditions to the Company’s obligation to close the Sale have been satisfied; and

•           the Company has received all of the items required to be delivered by Buyer at closing under the Sale Agreement.

Although the parties have the right to waive conditions to the Sale (other than as required by law), the Company is not aware of any circumstance in which Buyer or the Company would waive any of the closing conditions described above.

In the event that a Material Adverse Effect occurs and the Company provides Buyer with a certificate irrevocably certifying that a Material Adverse Effect has occurred as a result of facts and circumstances arising after the date of the Sale Agreement, and that the closing conditions for Buyer’s benefit relating to the accuracy of the Company’s representations and warranties and the absence of a Material Adverse Effect (as described above) will not be satisfied (and therefore Buyer would have had no obligation to consummate the transactions contemplated by the Sale Agreement), then if Buyer nonetheless proceeds to give effect to the closing, Buyer shall not be entitled to indemnification for breaches of representations (unless the breach was intentional) for any matters that are specifically identified in the certificate as having resulted in the Material Adverse Effect.

Termination of the Sale Agreement

The Sale Agreement may be terminated at any time prior to the consummation of the Sale under the following circumstances:

•           by mutual written consent of the Company and Buyer;

•           by the Company or Buyer if:

•           the closing of the Sale does not occur on or before April 15, 2010, except that such termination right is not available to a party if it is then in material breach of any representation, warranty, covenant or other agreement contained in the Sale Agreement;

•           there is in effect a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by the Sale Agreement; except that  such termination right is not available to a party who has not complied with its obligation under the Sale Agreement to obtain certain approvals; or

•           if the required approval of Shareholders is not obtained at the Meeting (including any adjournment or postponement thereof);

•           by Buyer if:

•           the Company breaches of any of its representations, warranties, agreements or covenants set forth in the Sale Agreement which has rendered the satisfaction of any conditions to the obligation of Buyer to effect the Sale incapable of fulfillment, and the breach either is not capable of being cured prior to April 15, 2010 or has not been cured within forty-five (45) days following Buyer’s written notice of such breach, except that such termination right is not available to Buyer if it is then in material breach of any of its representations, warranties, covenants, or other agreements contained in the Sale Agreement; or

•           in the event the Company has delivered a notice of an Adverse Recommendation Change or an Adverse Recommendation Change has occurred;

•           by the Company:

•           if Buyer breaches of any of its representations, warranties, agreements or covenants set forth in the Sale Agreement which has rendered the satisfaction of any conditions to the obligation of the Company to effect the Sale incapable of fulfillment, and the breach either is not capable of being cured prior to April 15, 2010 or has not been cured within forty-five (45) days following the Company’s written notice of such breach; except that the right to terminate the Sale Agreement is not available to the Company if it is then in material breach of any of the Company’s representations, warranties, covenants, or other agreements contained in the Sale Agreement;

•           if Buyer fails to consummate the closing of the Sale within five (5) business days of the satisfaction or waiver of the conditions to its obligation to consummate the Sale; or

•           within five (5) business days after obtaining the required approval of Shareholders at the Meeting, if at the time of termination holders of more than fifteen percent (15%) of the issued and outstanding Common Shares have validly exercised their dissent rights (and not withdrawn such exercise or otherwise become ineligible to effect such exercise) in respect of the Sale.

Termination Fee

The Company will have to pay Buyer a termination fee of $26 million if the Sale Agreement is terminated in the following circumstances:

•           Buyer terminates the Sale Agreement because the Company has delivered a notice of an Adverse Recommendation Change or an Adverse Recommendation Change has occurred;

•           (i) prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide acquisition proposal is made or publicly disclosed, (ii) the Sale Agreement is terminated by Buyer as a result of a breach of any of the Company’s representations, warranties, agreements or covenants set forth in the Sale Agreement (other than a breach specified in the next bullet below) or by either Buyer or the Company because the closing of the Sale does not occur by April 15, 2010 or because the required vote of Shareholders is not obtained at the Meeting, and (iii) in each case, prior to the date that is nine (9) months after such termination, the Company or any of its subsidiaries enters into an acquisition agreement with respect to any acquisition proposal or any acquisition proposal is consummated; or

•           prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide acquisition proposal is made or publicly disclosed, and the Sale Agreement is terminated by Buyer as a result of a breach of any of the Company’s representations, warranties, agreements or covenants set forth in the Sale Agreement as a result of (x) intentional and material breach or fraud or (y) the Company being in default in any material respect of any of its covenants or obligations regarding convening the Meeting or non-solicitation of acquisition proposals.

Also, the Company has agreed to pay all documented, actual out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by the Sale Agreement, up to a limit of $10.0 million if:

•           either Buyer or the Company terminates the Sale Agreement because of the failure to obtain the required approval of Shareholders at the Meeting; or

•           the Company terminates the Sale Agreement as a result of holders of more than fifteen percent (15%) of the issued and outstanding Common Shares validly exercising their dissent rights in respect of the Sale.

The Company is not obligated to make any expense payments if the Company has paid or is required to pay a termination fee, and any expense payments made by the Company will be credited against the termination fee to the extent that a termination fee subsequently becomes payable by the Company.

Guaranty

Danaher is guaranteeing payment of the purchase price and obligations of Buyer prior to closing of the transaction.

Other Terms and Conditions

The Sale Agreement also contains representations, warranties, covenants and indemnities customary for transactions of this nature.

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements, including statements with respect to the proposed sale of the AT Business, the proposed use of proceeds from the sale, the strategy of the remaining business and the Company’s intention to sell other assets of the Company. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans, acquisitions and divestitures including the proposed sale of the AT Business, technical or manufacturing or distribution issues, the competitive environment for the Company’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of the Company’s clients’ and suppliers’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer

For further information please contact Peter Brent, Senior Vice President, Legal at 905-267-4252.

Item 9 – Date of Report

September 11, 2009